CUSIP No. 83362P102

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

Social Reality, Inc.
(Name of Issuer)

Class A common stock
(Title of Class of Securities)

83362P102
(CUSIP Number)

Mr. Martin A. Sumichrast 4521 Sharon Road, Suite 450 Charlotte, NC 28211 (704) 366-8181
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 83362P102

(1)	NAMES OF REPORTING PERSONS
Martin A. Sumichrast

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)	☐
(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (see instructions)
OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
15,000 shares

	(8)	SHARED VOTING POWER
4,410,000 shares

	(9)	SOLE DISPOSITIVE POWER
15,000 shares

	(10)	SHARED DISPOSITIVE POWER
4,410,000 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,426,000 shares

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☑

(13)	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.2%

(14)	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.

Security and Issuer.

This Schedule 13D relates to the Class A common stock, par value $0.001 per share, of Social Reality, Inc., a Delaware corporation (the “Issuer”).  The Issuer's principal executive offices are located at 456 Seaton Street, Los Angeles, CA  90013.

Item 2.

Identity and Background.

The Reporting Person is Martin A. Sumichrast.  Mr. Sumichrast's business address is 4521 Sharon Road, Suite 450, Charlotte, NC  28211.  The Reporting Person is Vice Chairman and co-founder of Siskey Capital, LLC, a North Carolina limited liability company ("Siskey Capital").

During the past five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a U.S. citizen.

Item 3.

Source and Amount of Funds or Other Consideration.

Working capital of each of Siskey Capital, Carolina Preferred Technology Investments, LLC, a North Carolina limited liability company ("Carolina Preferred"), Siskey Capital Opportunity Fund, LLC, a North Carolina limited liability company ("Opp Fund") and Siskey Capital Opportunity Fund II, LLC, a North Carolina limited liability company ("Opp Fund II") as to each entity's ownership interest set forth below.

Item 4.

Purpose of Transaction.

All of the Issuer’s securities owned by each of Siskey Capital, Carolina Preferred, Opp Fund and Opp Fund II were acquired for investment purposes only and are being held as a long-term investments.  These securities were acquired prior to the Reporting Person becoming a member of the Issuer's Board of Directors.

On January 26, 2015 the Reporting Person was appointed to the Issuer's Board of Directors.  The options were granted to the Reporting Person as compensation for his services as a director of the Issuer.

The Reporting Person does not have any current plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j) of Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

The number of shares of the Issuer's Class A common stock beneficially owned by the Reporting Person includes:

(i)

15,000 shares underlying an option granted to the Reporting Person which is exercisable at $1.19 per share and which expires on January 16, 2019;

(ii)

an aggregate of 1,250,000 shares held by Siskey Capital, including 800,000 shares which are presently outstanding, 225,000 shares issuable upon the conversion of a convertible promissory note due Siskey Capital and 225,000 shares issuable upon the exercise of a warrant held by Siskey Capital.  The ability of Siskey Capital to enter into a disposition of 350,000 shares of the Class A common stock presently outstanding it is limited to an amount which is pari passu to any disposition of Class A common stock by either Mr. Christopher Miglino and/or Ms. Erin DeRuggiero, executive officers and directors of the Issuer;

(iii)

1,410,000 outstanding shares held by Carolina Preferred;

(iii)

150,000 shares issuable upon the conversion of a convertible promissory note due Opp Fund and 150,000 shares issuable upon the exercise of a warrant held by Opp Fund; and

(iv)

an aggregate of 1,450,000 shares held by Opp Fund II, including 1,000,000 shares which are presently outstanding, 225,000 shares issuable upon the conversion of a convertible promissory note due Opp Fund II and 225,000 shares issuable upon the exercise of a warrant held by Opp Fund II.

The number of shares of Class A common stock beneficially owned excludes (i) 733,000 shares underlying common stock purchase warrants held by Carolina Preferred, and (ii) 500,000 shares underlying common stock purchase warrants held Opp Fund II.  Under the terms of the warrants, the respective holders may not exercise the warrants to the extent such exercise would cause the holder, together with its affiliates, to beneficially own a number of shares of Class A common stock which would exceed 4.99% of the Issuer’s then outstanding shares of Class A common stock following such exercise. This limitation may be increased to 9.99% at the respective holder’s option upon 61 days notice to the Issuer.

The Reporting Person in his position at Siskey Capital has shared right to direct the vote and disposition of securities owned by Siskey Capital.  SCAP Management Group, LLC, a North Carolina limited liability company, is the managing member of Carolina Preferred, Opp Fund and Opp Fund II.  The Reporting Person in his position at SCAP Management Group, LLC has shared right to direct the vote and disposition of securities owned by each of Carolina Preferred, Opp Fund and Opp Fund II.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None, except as to the limitation on Siskey Capital's ability to dispose of 350,000 shares of the Issuer's Class A common stock set forth in Item 5 hereof.

Item 7.

Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: September 17, 2015	/s/ Martin A. Sumichrast
Martin A. Sumichrast